SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                                6 February 2003


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              71 Lombard Street
                              London EC3P 3BS
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. * Regulatory News Service Announcement, dated 6 February 2003 re: Directorate Change


19/03   6 February 2003



LLOYDS TSB GROUP ANNOUNCES NEW EXECUTIVE DIRECTOR AND DEPUTY CHAIRMAN

The board of Lloyds TSB Group plc is pleased to announce that Steve Targett, currently Chief Executive Officer Europe for National Australia Group will succeed David Pritchard as Group Executive Director, Wholesale and International Banking. David Pritchard will retire as an executive director at the Lloyds TSB Group annual general meeting on 16 April 2003 and become Deputy Chairman replacing Alan Moore CBE who leaves Lloyds TSB after 23 years of service including 14 as a member of the Board.

Steve Targett will join the Group on 10 March and will take over David Pritchard's responsibilities following the AGM.

Maarten van den Bergh, Chairman of Lloyds TSB Group plc, said: "I am doubly delighted. Not only have we secured the services of Steve Targett who has a tremendous background in wholesale and international banking in Australia, Europe and the Far East, but we are also securing the continuing advice of David Pritchard. In the role of Deputy Chairman he will be a key adviser to the board particularly on wholesale, regulatory and technical issues.

"We will miss the wise counsel of Alan Moore. He has been one of the great figures of international and wholesale banking over the last 30 years. In particular, his knowledge of treasury and international banking has played a valuable role in the success of Lloyds TSB."


                                    - ends -


                                                                       ..../more

LLOYDS TSB GROUP ANNOUNCES NEW EXECUTIVE DIRECTOR AND DEPUTY CHAIRMAN ..../2


For further information:

Lloyds TSB Press Office

020 7626 1500

Notes to Editors:

 1. Biographical details are attached for Mr Targett, Mr Pritchard and Mr Moore
 2. To comply with paragraph 16.4 of the UK Listing Authority listing rules, the company confirms that:

    i. Mr. Targett has not held any directorship in any other publicly quoted company in the past five years; and
    ii. there are no matters required by paragraphs 6.F.2(b) to (g) of the listing rules to be disclosed regarding him.


BIOGRAPHICAL DETAILS

STEVE TARGETT

Steve Targett (47) started his career with National Australia Bank Limited in 1972. He returned to NAB in 1997, holding a number of positions in wholesale and global markets before taking up his current position as Chief Executive Officer, Europe in April 2002.

Following his early years in National Australia Bank working predominantly in international operations and foreign exchange dealing: in 1980 he joined commodity trading group Cargill spending his last four years working in London. He then moved to the State Bank of South Australia becoming General Manager, Global Treasury in 1990.

He joined ANZ Bank in 1991 working in Global Treasury, Financial Markets and General Manager, Japan. He then returned to National Australia Bank in 1997.

DAVID PRITCHARD

David Pritchard became Group Executive Director, Wholesale and International Banking and also Group Treasurer on 1 May 1998. Wholesale now covers the entire business market including corporate, mid-corporate and small business sectors.

After graduating in Aeronautics and Astronautics in 1966, he spent five years in the aircraft industry before specialising in big-ticket leasing in two merchant banks. In 1978, he joined Citicorp Investment Bank, where he was responsible for the original development of the currency and interest rate swap markets and subsequently became Managing Director.

He joined TSB Group as Treasurer in 1995 and was seconded for a two year term to the Securities and Investments Board in 1996, following TSB's merger with Lloyds Bank. At the Securities and Investments Board, he was responsible for the regulatory supervision and policy of the UK's markets and exchanges, and for all the Securities and Investments Board's international activities.

He chaired the merger team drawn from the regulatory bodies which merged to form the Financial Services Authority.

ALAN MOORE, CBE

Alan Moore's banking career began in 1953 with Glyn Mills & Co., in London. In 1974 he became Director General of the newly formed Bahrain Monetary Agency. During the next five years he developed the activities of the Agency, particularly the Offshore Banking concept which created a financial services industry in Bahrain. He was awarded the CBE in the 1980 New Year's Honours list.

He joined Lloyds Bank International in 1980 initially as Director for Middle East and Africa and subsequently as Treasurer and was appointed Director of Treasury for the Lloyds Bank Group in January 1985.

In June 1988 he became Director of Corporate Banking and Treasury on the merger of the two divisions into a single business unit and was appointed a Director of Lloyds Bank with effect from 1 January 1989. In November 1994 he became Deputy Chief Executive and Treasurer.

Following the merger of Lloyds Bank and TSB Group in 1995 he was appointed Deputy Group Chief Executive and Treasurer with responsibility for the wholesale and international businesses of Lloyds TSB Group plc.

Following his retirement from executive duties in April 1998 he was appointed Deputy Chairman.


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations


Date:     6 February 2003